

09045544

SUPPL



EASTMAIN

NEWS RELEASE

TSX Symbol: ER
February 17, 2009

Definition Drilling continues at Eau Claire
Metallurgical program on track

Eastmain Resources Inc. (TSX:ER) announces that definition drilling at its wholly-owned Eau Claire Gold Deposit, located in James Bay, Northern Québec is underway. The current program, designed to expand the high-grade central portion of the deposit to a vertical depth of up to 300 metres, is being conducted from an ice platform established on a small lake over the past month. The objectives of the program are to continue to define and expand high-grade, near-surface measured resources that could potentially be extracted by open pit methods. The number of holes completed will be contingent upon maintaining sufficient ice thicknesses to safely support the drill.

During the past 14 months, the Corporation has completed 105 large-diameter HQ drill holes totaling 15,000 metres. Over 300 gold-bearing, quartz-tourmaline veins with an average grade of 14.65 g/t Au over an average width of 1.28 metres were intersected from near the surface to a vertical depth of 200 metres. 200 hundred vein intersections ranging from >1 to 2,540 g/t Au (74.2 oz/ton) contain an average grade of 17.56 g/t Au (0.51 ounces per ton) over an average thickness of 1.25 metres.

A second drill phase is planned after spring break-up to expand the lateral and vertical extent of the newly discovered T-Vein series, which comprise about 60 of the 300 veins intersected in 2007-2008. These veins occur north and footwall to the previously defined gold resource, within the top 300 metres of the deposit. The T-vein series may be associated with local fold embayments or thickenings in the mafic volcanic host rock. Drilling within the T-vein series intersected up to **17.99 g/t Au over 4.7 metres** in hole ER-08-136, **24.57 g/t over 3.0 metres** (ER-08-145), **15.49 across 3.0 metres** in hole ER-08-148 and up to **147.1 g/t (4.3 oz/ton) and 8.42 g/t Au across 5.0 metres** in hole ER-08-132 (Dec 18 News Release).

The Corporation has been informed that SGS Mineral Services is ready to proceed with the metallurgical program for the Eau Claire gold deposit. The program will include a full range of metallurgical tests on 4 to 6 composite samples (50 to 60 kg per sample) selected from HQ drill core. The program is expected to be completed within 4 months once composite parameters have been finalized. Density measurements (specific gravity) have been completed on 512 HQ core samples and are consistent with assumptions from previous resource calculations.

This news release was prepared by Dr. Donald Robinson, P. Geo., the qualified person supervising the project in accordance with NI 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has $20 Million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain has a 2009 budget of $4 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

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